Nathan Herbert

Assistant Secretary

One American Road

Dearborn, MI  48126

(313) 390-1907

December 3, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu and Ms. Michelle Stasny
Telephone No. (202) 551-3850 and (202) 551-3674

Re:                    Ford Credit Floorplan Master Owner Trust A;

Ford Credit Floorplan Corporation and

Ford Credit Floorplan LLC (the “Co-Registrants”)

Request for Acceleration of Amendment No. 1 to

Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Filed November 30, 2018; File Nos. 333-227766, 333-227766-01 and 333-227766-02

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, the Co-Registrants request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on October 10, 2018 and amended on November 30, 2018 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 2:00 p.m. on Tuesday, December 4, 2018 or as soon thereafter as practicable.

The Co-Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Co-Registrants may not assert staff comments and the declaration of effectiveness of the Amended Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Sincerely,

FORD CREDIT FLOORPLAN CORPORATION

By:	/s/ Nathan Herbert
	Name:	Nathan Herbert
	Title:	Assistant Secretary

FORD CREDIT FLOORPLAN LLC

By:	/s/ Nathan Herbert
	Name:	Nathan Herbert
	Title:	Assistant Secretary